December 9, 2010

Tom Kluck, Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Resource Capital Corp.
Registration Statement on Form S-3
File No. 333-170677

Dear Mr. Kluck:

This letter is to respond to the staff’s letter of comment, dated December 7, 2010, with respect to the above-referenced filing of Resource Capital Corp. (the “Company”). For your convenience, we first restate your comment in italics and then provide the Company’s response. Additionally, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to Friday, December 10, 2010, at 4:00 p.m., or as soon as practicable thereafter.

General

1.	We note that on page iii of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effectiveness date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

The Company has revised the section “Incorporation of Certain Documents By Reference” to specifically incorporate documents that are filed after the date of the initial registration statement and prior to effectiveness. The Company has filed Pre-Effective Amendment No. 1 to the Form S-3 incorporating the foregoing change.

In connection with the acceleration request, the undersigned hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify our counsel, Mark E. Rosenstein, at 215-731-9450 of the time of effectiveness or if there are any questions or concerns.

Very truly yours,

RESOURCE CAPITAL CORP.

/S/ DAVID J. BRYANT
David J. Bryant
Chief Financial Officer